Exhibit 23.4

Brook Hunt & Associates Ltd.

Wodburn House

45 High Street

Addlestone

Surrey KT1 1TU

England

17th December, 2004

Consent of Brook Hunt

Brook Hunt & Associates Ltd. hereby consents to the references to our firm in the form and context in which they appear in the Form F-1 Registration Statement of Peru Copper, Inc. Provision and use of Brook Hunt data and analysis is subject to the Disclaimer attached.

Brook Hunt

By:	/s/ Richard Wilson
Name:	Richard Wilson
Title:	Managing Director

BROOK HUNT DISCLAIMER

1.	In a Consultant warrants that this Report will be prepared using reasonable care and skill.

2.	The Client acknowledges that the costs that would be incurred by the Consultant in obtaining professional indemnity insurance to protect the Consultant and provide it with an indemnity against any liability arising from or in connection with any breach of clause 1 are or would be so prohibitive as to make it commercially impossible and out of all reasonable proportion to the benefits to be gained by the Consultant in obtaining such professional indemnity insurance at a level and amount sufficiently able to cover all its potential or reasonably foreseeable liabilities whatsoever or howsoever arising (whether directly or indirectly) for breach of clause 1.

3.	In light of the provisions of clause 2, the Client acknowledges that it would be reasonable and necessary for the protection of the Consultant and having regard to the fact the Consultant is unable or cannot afford to obtain indemnity insurance to impose the following conditions on the supply of the Report and use of its contents, and the following limits on the Consultant’s liability:

4.	In engaging the Consultant to prepare the Report, including using the material contain therein, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in clause 1, and any conditions, warranties or other terms implied by statute or common law are excluded in relation to such engagement and/or the Report and its preparation thereof to the fullest extent permitted by law;

5.	The Consultant makes no representations or warranties of any kind whatsoever with respect to the Report or its contents, including without limitation, any representations or warranties about its accuracy, currency, applicability, lack of omissions or errors, completeness, suitability for any purpose or under any specific conditions or in relation to any advice, opinions, information or matters given or referred to in the Report;

6.	For the avoidance of doubt, save in respect of death or personal injury caused by the Consultant’s negligence, or as provided in clause 1, neither the Consultant nor any of its directors, agents or employees shall be liable to the Client for any loss of profit or any indirect, special or consequential loss, damage, costs, expenses or other claims (whether caused by the negligence of the Consultant, its servants, employees or agents or otherwise) which arise out of or in connection with the preparation of the Report by the Consultant or their use in any form whatsoever or howsoever by the Client, and in any event the entire liability of the Consultant under or in connection with the Report whether under clause 1 or otherwise shall not exceed the return of whatever payments the Consultant receives for the Report.

7.	Any reliance that the Client may place on the Report and the engagement of the Consultant by the Client to prepare the Report and or use of any of its contents, shall be read at all times subject to this Disclaimer.

8.	The Contracts (Rights of Third Parties) Act 1999 shall not apply to the Report or the engagement of the Consultant to prepare the Report; and no person other than the Client and the Consultant shall have any rights arising out of or in connection with the Report or its preparation thereof.